Exhibit 99.1

Swvl Secures Sustainable Finance with HSBC to Finance New Client Contracts

Dubai, United Arab Emirates, November 25, 2024 (GLOBE NEWSWIRE) – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-driven mobility solutions for enterprises and governments, has announced a sustainable credit facility with HSBC Bank (“HSBC”) aimed at financing Swvl’ s expansion of its pipeline of client contracts in the fourth quarter of 2024. Additionally, the agreement with HSBC establishes a broader strategic collaboration to enhance Swvl’s financial operations as the Company continues its path to sustainable growth.

The agreement with HSBC is a significant milestone that highlights Swvl’s recent achievements in the enterprise mobility market, where the Company has secured major client contracts and developed a robust client pipeline. Swvl believes that collaborating with a prominent financial institution will help drive momentum forward and deliver on growth initiatives.

With this new credit facility, Swvl intends to embark on a broader collaboration with HSBC, whose role extends beyond financing to include the management of consolidated banking operations across the various markets in which Swvl operates, designed to streamline financial processes, enhance cash flow management, and improve overall operational efficiency. As Swvl continues its growth trajectory, HSBC's comprehensive banking solutions will equip the Company to effectively navigate its ambitious growth plans.

"I believe that our collaboration with HSBC is a key milestone in our efforts to optimize financial operations and boost profitable growth," said Mostafa Kandil, CEO of Swvl. "We have opened a sustainable facility with HSBC, and streamlined our banking processes, and we believe we are strengthening our financial stability and readiness to deliver on our growth plans and expansion initiatives.

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Swvl's technology enhances transit system efficiency to deliver safer, more reliable, and sustainable transportation solutions.

For additional information about Swvl, please visit www.swvl.com.

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Forward-Looking Statements

This press release contains “forward-looking statements'' relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward looking statements when it discusses its relationship with HSBC, the expected use of the credit line to fund its pipeline of client contracts in the fourth quarter of 2024, that the agreement with HSBC establishes a broader strategic collaboration to enhance its financial operations as it continues its path to sustainable growth and the belief that it is strengthening its financial stability and readiness to deliver on its growth plans and expansion initiatives. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact Investor.relations@swvl.com

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